<Broadcast International Letterhead>

June 17, 2009

US SECURITIES AND EXCHANGE COMMISSION

100 F. Street N.E.

Washington DC

20549

Attn: Scott Andregg

RE:

Broadcast International Inc.

CIK 0000740726

Request for Withdrawal of Duplicate Post Effective Amendment No.3 to

Registration Statement on Form S-1

File No. 333-139119

Accession No. 0001023175-09-000124

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (“Securities Act”), Broadcast International, Inc. hereby requests the withdrawal of Post-Effective Amendment No. 3 under the Securities Act to our registration statement on Form S-1. (Accession No. 0001023175-09000124.)

The subject Post Effective Amendment was submitted via EDGAR and accepted by the Securities and Exchange Commission on May 6, 2009, accession number 0001023175-09-000124 and is a duplicate filing of a POS AM filed that same day.

Very truly yours,

/s/ James E. Solomon

James E. Solomon

CFO

7050 UNION PARK CENTER / 6TH FLOOR/ SALT LAKE CITY, UTAH 84047

PHONE 801-562-2252 / / 800-722-0400  / FAX 801-562-1773 / WEB SITEwww.brin.com